UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Compugen Ltd.

On November 7, 2018, Compugen Ltd. (the “Company”) issued a press release, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On October 11, 2018, the Company issued a press release announcing the entering into of a Master Clinical Trial Collaboration Agreement and a Securities Purchase Agreement with Bristol-Myers Squibb Company, and attached such press release as Exhibit 99.1 to a Form 6-K filed with the Securities and Exchange Commission on October 11, 2018.  A redacted copy of the Master Clinical Trial Collaboration Agreement and a copy of the Securities Purchase Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Exhibits

Exhibit
Number          Description of Exhibit

10.1*	Master Clinical Trial Collaboration Agreement made and entered into as of October 10, 2018 by and between the Company and Bristol-Myers Squibb Company (“BMS”).
10.2	Securities Purchase Agreement dated as of October 10, 2018 between the Company and BMS.
99.1	Press Release dated November 7, 2018 – " Compugen Reports Third Quarter 2018 Results"

*
Confidential treatment with respect to certain portions of this exhibit has been requested from the Securities and Exchange Commission. Omitted portions have been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 7, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel